UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 814-00188

(Check one): ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q

☐   Form 10-D    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MEDALLION FINANCIAL CORP.
Full Name of Registrant

Former Name if Applicable

437 Madison Avenue, 38th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed.)

The audit of Medallion Financial Corp.’s (the “Company”) financial statements for the year ended December 31, 2006 has not yet been completed. As a result, the Company could not have timely filed the Form 10-K without unreasonable effort or expense. The Form 10-K will be filed no later than the fifteenth calendar day following the originally prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Murstein	(212)	328-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has adopted a change in reporting entity. Since Medallion Bank commenced operations in December 2003, the Company had historically consolidated Medallion Bank’s financial statements with those of its own.

Although Medallion Bank is not an investment company, and SEC rules generally do not permit investment companies such as the Company to consolidate the financial statements of non-investment companies, such as Medallion Bank, the Company had sought and obtained a letter from the SEC in March 2004 permitting such consolidation since Medallion Bank conducted substantially identical activities to that of the Company and its other consolidated subsidiaries. We believed that consolidating Medallion Bank provided a more complete and accurate representation of the Company’s full scope of operations, and its complete financial position and results of operations.

During August 2006, the Company filed a registration statement on Form N-2 which the SEC staff reviewed and on which they provided comments in September 2006, including those relating to the consolidation of the accounts of Medallion Bank. Based on several discussions with the SEC, the Company determined that the Company should no longer consolidate Medallion Bank in reliance upon the SEC letter, and have determined that this change represents a change in the reporting entity as described in SFAS No. 154, “Accounting Changes and Error Corrections.” Accordingly, the Company will retrospectively apply this change as provided for in that statement, including for any interim periods presented, in its financial statements. This includes the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, which will encompass the years ended December 31, 2006, 2005 and 2004. Because Medallion Bank was consolidated in the Company’s prior filings, investors should look to the Company’s prospective filings which will show a retrospective application of the change in reporting entity as opposed to referring to the Company’s previously filed Annual reports on Forms 10-K for the years ended December 31, 2005, 2004 and 2003 and the quarterly filings for all interim periods filed on Forms 10-Q for periods from September 30, 2003 through September 30, 2006, inclusive.

The effect of this retrospective application is to present the Company’s financial position and results of operations as if Medallion Bank had never been consolidated for all periods presented and to show Medallion Bank as an unconsolidated portfolio investment. Although this creates significant changes in the reported levels of assets, liabilities, revenues, and expenses, our net income, shareholders’ equity, and the related amounts per share are unchanged.

On March 19, 2007, the Company filed a Current Report on Form 8-K with an earnings release attached as exhibit 99.1 thereto (the “Earnings Release”). The quantitative impact on the Company’s results of operations is as set forth in the Earnings Release.

MEDALLION FINANCIAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 19, 2007	By:	/s/ Larry D. Hall
		Name:	Larry D. Hall
		Title:	Chief Financial Officer